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                             December 27, 2021

       Marc Coluccio
       Manager
       1300 East Pike Partners LLC
       2909 1st Avenue South
       Seattle, WA 98134

                                                        Re: 1300 East Pike
Partners LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 17,
2021
                                                            File No. 024-11757

       Dear Mr. Coluccio:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Kenneth L. Betts